BARRETT & COMPANY

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
As of December 31, 2016 and 2015

SEGREGATION REQUIREMENTS   N/A

FUNDS ON DEPOSIT IN SEGREGATION   N/A